Exhibit 99.1

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:   GTU.UN (Cdn.$) and GTU.U (U.S.$)

NYSE AMEX SYMBOL:   GTU (U.S.$)

CENTRAL GOLDTRUST CLOSES U.S.$180,002,900 UNIT ISSUE

TORONTO, Ontario (November 4, 2011) -

Central GoldTrust of Ancaster, Ontario is pleased to announce that it has completed the sale of 2,651,000 Units of Central GoldTrust at a price of U.S.$67.90 per Unit to a syndicate of underwriters led by CIBC, raising total gross proceeds of U.S.$180,002,900.  The Units offered were primarily sold to investors in Canada (except Québec) and in the United States under the Multijurisdictional Disclosure System.

The issue price of U.S.$67.90 per Unit was non-dilutive and accretive for the existing Unitholders of Central GoldTrust. Substantially all of the net proceeds of the offering have been invested in gold bullion, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees.  The additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of all Unitholders of Central GoldTrust.

The new total of issued and outstanding Units of Central GoldTrust is 19,299,000. The investment holdings of Central GoldTrust are now represented by approximately 698,496 fine ounces of gold bullion, 6,156 ounces in gold certificates and approximately U.S.$21,645,249 million in cash and short term notes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities. Central GoldTrust has filed a supplement to the base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which presently holds approximately 98.3% of its net assets in unencumbered, long-term holdings of gold bullion, primarily in physical 400 troy ounce international bars with very minor amounts in certificate form.  Central GoldTrust does not actively speculate with regard to short-term changes in gold prices.  Central GoldTrust’s gold bullion is held unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of one of the largest banks in Canada.  The gold bullion is physically inspected by appointed Trustees and Officers of Central GoldTrust in the presence of representatives of its auditors, Ernst & Young LLP and bank officials.  Central GoldTrust Units are quoted on the NYSE Amex LLC, symbol GTU, and on the Toronto Stock Exchange, symbols GTU.UN (Cdn.$) and GTU.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at

Email: info@gold-trust.com Telephone: 905-304-GOLD (4653)